Exhibit 4.2

DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
The following description of our capital stock is intended as a summary only and therefore is not a complete description of our capital stock. This description is based upon, and is qualified by reference to, our certificate of incorporation, our bylaws and applicable provisions of Delaware corporate law. You should read our certificate of incorporation and bylaws, which are filed as exhibits to our Annual Report on Form 10-K, to which this exhibit is also appended.
Our authorized capital stock consists of 170,000,000 shares of common stock and 2,000,000 shares of preferred stock.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are generally entitled to vote. The majority of votes cast by the holders of shares entitled to vote on an action at a meeting at which a quorum is present is generally required to take stockholder action, unless a greater vote is required by law. Directors are elected by a plurality of the votes cast at any election and there is no cumulative voting of shares.

Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for the payment of dividends. Upon the liquidation, dissolution or winding up of the company, holders of common stock are entitled to share pro rata in any assets available for distribution to stockholders after payment of all obligations of the company and after provision has been made with respect to each class of stock, if any, having preference over the common stock. Holders of common stock do not have cumulative voting rights or preemptive, subscription or conversion rights and shares of common stock are not redeemable. The shares of common stock presently outstanding are duly authorized, validly issued, fully paid and non-assessable. There will be a prospectus supplement relating to any offering of common stock offered by this prospectus.

The directors of the company serve staggered three-year terms. Directors may not be removed without cause. The certificate of incorporation provides that the Board of Directors shall consist of such number of directors as shall be determined from time to time solely by resolution adopted by the affirmative vote of a majority of the voting power of the total number of directors then authorized.

Our certificate of incorporation and bylaws contain provisions that could have the effect of delaying, deterring or preventing a merger, tender offer or other takeover attempt. Our certificate of incorporation authorize the Board of Directors to issue up to 170 million shares of common stock (less shares already outstanding or reserved for issuance) and up to two million shares of preferred stock without stockholder approval. In addition, our certificate of incorporation provide that stockholder action without a meeting requires the unanimous consent of the stockholders, unless the applicable action has been approved by the Board of Directors prior to execution of the stockholder consent. Our bylaws permit incumbent directors to fill any vacancies on the Board of Directors, however occurring, whether by an increase in the number of directors, death, resignation, retirement, disqualification, removal from office or otherwise, unless filled by proper action of the stockholders. Furthermore, our bylaws require stockholders to give advance notice of director nominations and proposals to be presented at meetings of stockholders.

These provisions may delay stockholder actions with respect to business combinations and the election of new members to our Board of Directors. As such, the provisions could discourage open market purchases of our common stock because a stockholder who desires to participate in a business combination or elect a new director may consider them disadvantageous.

Subject to certain exceptions, Section 203 of the Delaware General Corporation Law prevents a publicly-held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our Board of Directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. We are currently not subject to Section 203 but may opt in at any time by amending our certificate of incorporation.

Listing

Our common stock is listed and traded on The Nasdaq Global Market under the symbol “RMTI.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

Preferred Stock

Our Board of Directors currently has the authority, without further action by our stockholders, to issue up to 2,000,000 shares of preferred stock, $0.001 par value per share, in one or more series and to fix the rights, preferences, privileges and restrictions thereof.  These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock.

The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation.  In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action.  No shares of preferred stock are currently outstanding.